May 4, 2005

VIA EDGAR

David Ritenour, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549-0404

DayStar Technologies, Inc.

Registration Statement on Form S-3

Registration No. 333-123497

Dear Mr. Ritenour:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, DayStar Technologies, Inc. respectfully requests that the Commission accelerate the effective date of its Registration Statement on Form S-3 (No. 333-123497) so as to permit it to become effective at 4:30 p.m. Eastern time on Thursday, May 5, 2005 or as soon thereafter as is practicable.

Very truly yours,

/s/ Stephen A. Aanderud
Stephen A. Aanderud Chief Financial Officer